Ms. Anne Nguyen Parker Branch Chief Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America	Royal Dutch Shell plc Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com
September 15, 2011

RE:	Royal Dutch Shell plc Form 20-F for Fiscal Year Ended December 31, 2010 Filed March 15, 2011 File No. 1-32575 SEC letter June 8, 2011
FOIA: Rule 83 Confidential Treatment Requested
Dear Ms. Parker,
As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of June 8, 2011, to Simon Henry regarding the Royal Dutch Shell’s Form 20-F for the Fiscal Year Ended December 31, 2010. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2010, filed March 15, 2011 (Commission File Number 1-32575). Please see below our numbered responses to your comments.
Form 20-F for the Fiscal Year Ended December 31, 2010
General
1.	We note your disclosure that you have added to your shale-gas holdings in 2010 and have acquired acreage in the Eagle Ford and Marcellus formations, which formations must be fractured. Please tell us, with a view toward disclosure:
•	the location of your fracturing activities;

In response to your comment we would like to provide some background regarding the hydraulic fracturing process. Hydraulic fracturing was first used as a well stimulation in 1949 and it is estimated that over two million wells have been stimulated by hydraulic fracturing with over 90% of gas wells in the United States using some variation of this procedure. See Kevin Fisher: Data Confirms the Safety of Well Fracturing, in the American Oil and Gas Reporter, July 2010. The U.S. Department of Energy also notes that shale gas production from the Ohio and Antrim Shales began as early as the 1920’s
Registered in England and Wales number 4366849
Registered office: Shell Centre London SE1 7NA
Registered with the Dutch Trade Register under number 34179503

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Rule 83 Confidential Treatment Requested
September 15, 2011

and1930’s. See Modern Shale Gas Development in the United States: A Primer, U.S Department of Energy Office of Fossil Energy National Energy Technology Laboratory, April 2009. It was not until the 1990s, however, that the combination of horizontal drilling and hydraulic fracturing led to the current prevalence of shale gas in the market. What began in earnest in the Barnett Shale in Texas has spread throughout the United States and is now beginning to spread throughout the world. The Massachusetts Institute of Technology (MIT) estimates that production from shale gas in the United States grew to 14% of United States supply by 2009. See The Future of Natural Gas — An interdisciplinary MIT Study, Ernest Moniz, Henry Jacoby and Anthony J.M.Meegs, Co-Chairs, 2011. In a carbon-constrained economy, MIT predicts that the importance of natural gas will increase even further. This growth has significantly raised the profile of shale gas and has attracted much attention, both positive and negative.

Shell is currently producing shale gas from fracturing operation in the Marcellus, Eagle Ford and Haynesville shales in the United States, the Montney shale in Canada and from shales in the Fushu-Yongchu and Jinqui areas of the Sichuan Basin and the Changbei and N. Shilou areas of the Ordos basins in China. The answers below to your inquiries on fracturing are limited to those operations.

•	the percentage of your services involved in fracturing;

In 2010, Shell produced approximately 44 million barrels of oil equivalent (boe) or approximately 3.6% of our total production available for sale.

•	the anticipated costs and funding associated with fracturing activities; and

Rule 83 Confidential Treatment Requested for Bracketed Information

•	whether there have been any incidents, citations, or suits related to your fracturing operations for environmental concerns, and if so, what your response has been.

With regard to environmental concerns there have been no material incidents, citations or suits related to our fracturing operations.
2.	In regard to your fracturing service, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:
•	have steps in place to ensure that your drilling, casing, and cementing that adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the frac fluid; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

Shell has established global well construction standards. These include standards on drilling, casing and cementing that meet or exceed recognized international standards (e.g., ISO 10426-1 Specifications for Cements and Materials for Well Cementing; ISO 10426-2Testing of Well Cements; ISO 10423 Wellheads and Christmas Tree Equipment; ISO 15463 Field Inspection of New Casing, Tubing and Plain-end Drill Pipe; ISO 14693 Drilling and Well Servicing

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Rule 83 Confidential Treatment Requested
September 15, 2011

Equipment). Additionally, Shell has a global control and assurance framework that seeks to ensure that Shell standards are met or, if deviated, have appropriate controls in place. Shell’s control and assurance framework also seeks to ensure that our employees meet certain competency standards in the areas of health, safety and the environment. Shell assurance process requires the establishment of personal development plans. Additionally, new well engineering personnel undergo a training and competence assurance process with formal examinations to demonstrate competence in different areas, including well control, casing and tubing design, and cementing.

Before work begins on drilling a well we undertake a detailed and lengthy planning process to be sure that the right equipment and the most robust procedures reasonably practical are in place. In many cases, drilling contractors are required to develop health, safety and environmental (HSE) cases or to commit to using Shell’s HSE case if they do not or cannot develop their own. This is commonly referred to as a safety case approach. It requires Shell and our contractors to clarify accountabilities and to thoroughly assess, document and decide on ways to mitigate risks before drilling begins. These cases are reviewed to ensure that the contractor can demonstrate that it is properly managing risks to as low as reasonably practicable (ALARP) in the field and that all high risk and high severity hazards are actively managed during operations. The safety case approach would include, in addition to an introductory section, a description of the operations and facilities, the operations HSE management system, hazard identification and assessment, HSE critical tasks, and a remedial action plan. These cases are then linked into Shell’s HSE management system.

Procedurally, Shell tests for asset integrity (casing shoes, casing, and well-head equipment) before proceeding with any subsequent operation (e.g. shoe test before drilling out). We design casing and cement to protect and isolate the potable groundwater from hydraulic fracturing fluids in the wellbore. All oil and gas wells are expected to have two or more subsurface barriers to protect groundwater. We monitor, through on-site representatives and/or service companies, the execution of hydraulic fracturing against the design models. We monitor wellbore integrity during and, in many cases, after hydraulic fracturing using pressure tests. Periodically, as part of the field development process, we employ monitor wells equipped with micro-seismic monitoring to confirm the extent of the hydraulically induced fractures. Micro-seismic is primarily a development tool to ensure proper development planning, but has the additional benefit of providing actual fracture growth information in-situ. When we acquire legacy assets we evaluate the wells for conformity with our safety and operating principles and put in place a plan with a time line for rectifying any inconsistencies.

We recycle or reuse as much water as we believe reasonably practicable. We store, treat or dispose water in an environmentally responsible manner in accordance with regulatory requirements. When we cannot or do not reuse or recycle water for use in our operations, we inject it into regulatory permitted injection wells. Where surplus water requires disposal and no permitted injection interval is available, we remove such waste water to an acceptable disposal site or cause it to be treated according to state, provincial or national standards.

For chemicals onsite, Shell makes material safety data sheet (MSDS) information available at each of our locations and these sheets are maintained centrally after fracture operations are completed. These chemicals will vary from well to well, contractor to contractor but some

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Rule 83 Confidential Treatment Requested
September 15, 2011

chemicals used in the fracturing process can be toxic. However, these chemicals are delivered to the formation by the design and assurances processes described above. These formations into which these chemicals may be injected, are typically 1000’s of feet below fresh groundwater. We do not operate wells where isolation of our completion and production activities from potable groundwater cannot be achieved. Moreover, we only use air, water, or water based drilling mud through and to a safe distance below the potable groundwater aquifer and case and cement that zone before drilling further or hydraulic fracturing. As the MIT Study (The Future of Natural Gas — An Interdisciplinary MIT Study — 2011) concluded that the fracturing process poses minimal risk to shallow groundwater. Similarly, a report by the U.S. EPA (Fracturing in Coalbed Methane Wells — EPA 816-R-04-003, June 2004) found that the injection of fracturing fluids into Coalbed methane wells poses little or no threat to US drinking water.
3.	We note your disclosure throughout and, in particular, at page 26 relating to your drilling program in the Gulf of Mexico and that it accounts for approximately 60% of your oil and gas production in the United States. We also note your disclosure at page 6 relating to the Macondo incident of 2010. In light of the events involving the Gulf of Mexico as well as the public concern over the risks relating to fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability. This would include, for example, your potential liability in connection with an environmental contamination related to your fracturing operations or in the event that one of your projects is involved in an explosion or similar event in any of your offshore locations. For example and without limitation, please address the following with respect to your offshore and fracturing operations:
•	disclose the applicable policy limits related to your insurance coverage;

•	disclose your related indemnification obligations and those of your customers, if applicable;

•	disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	clarify your insurance coverage with respect to any liability related to any resulting negative environment effects; and

•	provide further detail on the risks for which you are insured for your offshore and fracturing operations.

As noted on page 43 of our Form 20-F Shell self-insures its risk exposures. Shell owned insurance companies provide the insurance coverage required by its affiliates worldwide up to a coverage limit of $1.15 billion. Coverage offered by the Group Insurance Companies to joint ventures in which Shell has an equity interest is usually limited to Shell’s interest. While from time to time Shell owned insurance companies may seek reinsurance for some of their risk exposures, such reinsurance would not provide any material coverage in the event of a Macondo type incident.

In our Form 20-F for the year-ending December 31, 2011, we will update disclosure in our risk factor section to provide additional clarity that Shell self-insures and that in the event of material environmental incident there would be no material proceeds available from third parties insurance companies to meet Shell’s obligations.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Rule 83 Confidential Treatment Requested
September 15, 2011

4.	In this regard and in addition to your disclosure at page 51, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak from your offshore or fracturing operations.
We have a multi-business oil spill advisory group (MOSAG) that is responsible for developing and promoting advice on the mitigation and control of pollution risks. Shell operating units are responsible for organising and executing spill response in line with the MOSAG guidelines and national legislation of the country. For example, for offshore exploration and appraisal wells currently in progress, including those in deepwater (USA Gulf of Mexico, Malaysia, Norway, Nigeria and Brazil), oil spill response planning and preparedness is managed by the operating unit/legal Shell entity in the country where the well activity takes place.
We have detailed oil spill response plans for all our installations and are able to call upon significant response capability through the oil spill response organizations (OSRO) that we contract with for response services. Our plans present a framework of available equipment, trained personnel and contacts, tools, response strategies and techniques.
Offshore spill response plans
All our installations have detailed contingency plans to respond to a spill in an effective and timely manner in the unlikely event that multiple barriers fail and a spill occurs. For offshore facilities in the USA, these plans are submitted for review and approval to the US Bureau of Ocean Management, Regulation and Enforcement (BOEMRE) which normally will consult with other US agencies and the United States Coast Guard (USCG) as part of their review process.
Shell has adopted the industry tiered response to spills as defined by the International Petroleum Industry Environmental Conservation Association (IPIECA). This classifies the need for response capabilities in terms of the size of the spill and its proximity to a company’s operating facility.
•	Tier 1 is a small local spill typically managed by an operator’s own resources.

•	Tier 2 is a medium regional spill typically over a larger area requiring clean up resources from a variety of sources.

•	Tier 3 are large spills that, due to their scale and likelihood to cause major impacts, call for substantial further resources from a range of national and international resources.
Accordingly, we plan, prepare and practice our emergency response to incidents to mitigate the consequences to people and the environment. Shell companies have developed oil spill response plans for offshore fixed and mobile assets that address credible oil spill scenarios. We are able to call upon significant resources from the OSROs that we contract for items such as skimmers, containment booms, collection vessels, in-situ burn equipment, dispersant stockpiles, and aircraft (for dispersant application and detection/monitoring). We also have access to a significant network of trained personnel within Shell and outside of Shell that respond to the spill.
These plans describe responsibilities and procedures and are documented in emergency response plans and oil spill contingency plans. Shell utilizes the Incident Command System (ICS) to manage its emergencies which is the process used by many governments around the world. In the USA, the ICS is also the process utilized by the Unified Command that the USCG Federal On-Scene Coordinator applies during oil spill incidents. We hold regular training exercises to ensure our oil spill response plans are effective. This can include participants from Shell, government and other external entities. We learn from these exercises and improve our plans.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Rule 83 Confidential Treatment Requested
September 15, 2011

Some recent examples of significant exercises involving regulatory authorities include the following:
•	In June 2009 an oil spill was simulated in the UK on the TL- P1 well while coiled tubing intervention work was ongoing. The authorities confirmed that Shell had sound contingency plans in place.
•	In 2009 the annual crisis exercise organised by Shell Oil Products US took place in Savannah, Georgia, USA based on a scenario involving a fuel oil spill from an LNG carrier off the coast of Georgia. Several hundred Shell staff worked closely with the USCG and other agencies to exercise and refine response procedures.
•	In March 2010 Shell partnered with the USCG and more than 50 other federal, state and commercial organisations to take part in the two-day Spill of National Significance (SONS) exercise in Portland, Maine. The exercise is carried out every three years in the US to test the emergency response to a major oil spill.
•	In June 2011 Shell held its annual spill exercise in Seattle, Washington. This two-day exercise included Shell personnel from the USA, Canada, and South America as well as a large number of Federal and State Agencies.
•	During the fourth quarter every year, Shell conducts an annual exercise of its offshore Gulf of Mexico spill response plan. This exercise includes the GOM Oil Spill Response Team, regulatory personnel from different agencies, and OSRO personnel.
We regularly audit the emergency response readiness of our businesses as part of our Shell maritime business reviews and our Health Safety Security and Environment (HSSE) audits. We also obtain annual assurance from our business managers that emergency response and oil spill response plans adhere to Shell’s standards. Our HSSE & Spills Control Framework includes a manual on emergency response and oil spill response that covers our mandatory requirements in this area. This includes checking that interfaces with the relevant local and national authorities are in place, that we have all relevant spill plans in place and are updated regularly, that staff has the appropriate training, and that we conduct drills on these plans with external stakeholders.
We manage oil spill response capability on a global scale by ensuring that adequate resources are maintained for managing regional and local spills. We cooperate with industry neighbours and local or national authorities. In countries where national oil spill response plans are in place, our plans and those of Shell operating companies and other companies refer to them where necessary. This includes resources and equipment combined to optimally respond to emergencies.
For response to larger spills we use global resources and mobilise Shell staff from around the world. Shell has access to oil industry-funded OSRO centres that provide equipment and personnel to manage major spills. These centres are located in Europe (Southampton), Bahrain, throughout the United States, and the Far East (Singapore). We are members of a global resource network of seven oil industry-funded spill response organisations worldwide who provide mutual aid in times of need.
Capping and Containment System
Shell is a founding member of the Marine Well Containment Company (MWCC), a non•profit industry consortium. MWCC has provided a containment response system to allow cap and shut•in and cap and flow options for Gulf of Mexico (GOM) operations in water depths up to 10,000 feet. The systems include specially designed subsea containment equipment connected by manifolds,

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Rule 83 Confidential Treatment Requested
September 15, 2011

jumpers and risers to capture vessels that will store and offload the oil. Dedicated crews will ensure regular maintenance, inspection and readiness of the facilities and subsea equipment.
If the well is flowed with the cap installed, pressure will be maintained to keep the flow of the well below the capacity of the MWCC system. This pressure is well condition specific and in all cases, the first and primary response is well capping and shut•in. The systems also have the capability to inject dispersant near the source of the leak to further mitigate the impact of the spill. We are also prepared to initiate relief well operations in an expedited manner if required using multiple deepwater drilling rigs under contract in the GOM.
Through another industry cooperative effort led by the International Oil and Gas Producers (OGP), Shell is participating in the development of a cap capability for other parts of the world. Shell is also developing a cap & containment system for its planned offshore exploration activities during 2012 in the Chukchi and Beaufort Seas in Alaska.
Onshore spill response plans for fracturing operations
With regard to onshore fracturing operations, Shell or its contractor will maintain emergency response plans in the event of a spill. These plans are designed to meet appropriate legal and/or regulatory requirements. Similar to offshore, these plans provide for initial assessment of incidents and mobilization of resources needed to manage incidents. Site-specific contingency plans are maintained and available as appropriate for each location. The emergency response plan includes provisions for training and exercises (drills).
Additionally, when practicable, hydraulic fractures are pumped in such a way as to only blend the fluids as they are being pumped, thus reducing the probability of spills or leaks. In the event of a spill or leak, each Shell business is responsible for maintaining an Authorized Subject Matter Expert for soil and groundwater assessment and remediation. This subject matter expert is responsible for such activities as designing the groundwater monitoring and remediation system, reviewing and monitoring results, performing site investigations and establishing and maintaining remedial action plans.
5.	We note from the disclosure on pages 24, 39 and elsewhere in your Form 20-F that you continue to have operations relating to Syria and Iran. In addition, we are aware of a March 2011 news article reporting that your unit Shell Uganda Ltd. has outlets in areas including Southern Sudan.

As you know, Syria, Iran, and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us, in reasonable detail, the nature and extent of your past, present, and anticipated contacts with Syria, Iran, and Sudan, whether through subsidiaries, affiliates, agents, joint ventures, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any goods that you have purchased from, and any goods, services, technology, information, or support that you have provided into, Syria, Iran, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Iran

With regard to Iran, Shell is in compliance with all US sanctions. As disclosed on pages 23 and 39 of our Form 20-F, Shell has ceased all sanctionable activities in Iran. Also disclosed on page 39,

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Rule 83 Confidential Treatment Requested
September 15, 2011

Shell continues to purchase crude oil, condensate and fuel oil from Iran, a permitted activity under US sanctions. We have no other dealings with Iran. We have no other planned activities with Iran.
Sudan
We are not familiar with the news article you cited, but with regard to Sudan: Shell had ceased all operational activities in 2008 and to best of our knowledge Shell, including Shell Uganda, has not sold either directly or indirectly products into Sudan or Southern Sudan. The only activities we have conduct in the Sudan are soil remediation activities. These remediation activities relate to our previous operations. We have no plans to engage in sanctionable activities in Sudan or Southern Sudan.
Syria
With regard to Syria, as of August 17, 2011, Shell was in compliance with all US sanctions. All significant Shell activities in Syria are fully disclosed on pages 24 and 31 of our Form 20-F, with the exception of certain immaterial sales of lubricants and chemicals.
We are currently reviewing Executive Order 13573, issued on August 18, 2011, to see whether additional steps are required with regard to our activities in Syria. In this regard, Shell seeks to comply fully with this order.
6.	Please discuss the materiality of your business activities in, and other contacts with, Syria, Iran, and Sudan described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. — designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associates with Syria, Iran, and Sudan.
Iran
As discussed above, Shell has ceased all activities in Iran and is in compliance with all US sanctions. Shell continues to purchase crude oil, condensate and fuel oil from Iran a permitted activity under US sanctions. In 2010 these purchases were quantitatively immaterial less than 3% of our total purchases. We believe these purchases are qualitatively immaterial as they are permitted under US sanctions and the fact that we have made these purchases is fully disclosed on page 39 of our Form 20-F. With regard to information from previous years, we believe such information to be both quantitatively and qualitatively immaterial. We also note that this information has been previously provided to the staff with regard to our responses to previous years staff comment letters.
Sudan

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Rule 83 Confidential Treatment Requested
September 15, 2011

As discussed above, Shell ceased all operational activities in Sudan in 2008. We have, however, conducted soil remediation activities in the Sudan. These remediation activities relate to our previous operations.
Syria
As discussed above, as of August 17, 2011, Shell was in compliance with all US sanctions. Shell activities in Syria are fully disclosed on pages 24 and 31 of our Form 20-F, with the limited exception of certain immaterial sales of lubricants and chemicals. In 2010, revenue from Syria was less than 1% of Shell’s consolidated revenues. Similarly in 2010, total assets in Syria were less than 1% of Shell total assets and liabilities in Syria were less than 1% of Shell total liabilities. With regard to qualitative materiality, as noted above, Shell has provided full disclosure of our activities in Syria and as of August 17, 2011 was in full compliance with all US sanctions. Shell is currently reviewing Executive Order 13573 issued on August 18, 2011, to see if any additional actions are required as it seeks to fully comply with all US sanctions. Accordingly, we do not believe any additional disclosure would be qualitatively material to investors. With regard to information from previous years, we believe such information to be both quantitatively and qualitatively immaterial. We also note that this information has been previously provided to the staff with regard to our responses to previous years staff comment letters.
Engineering Comment
Provided Undeveloped Reserves, page 21
7.	We note the disclosure on provided undeveloped reserves of 1.67 billion boe that have been held longer than five years including the addition of 756 million boe to those reserves in 2010. Please tell us the following:
•	the specific projects and locations these proved undeveloped reserves are associated with and the reason they have not been developed within five years of first being identified as proved reserves;
•	the approximate time the proved undeveloped reserves associated with each project will be developed; and
•	the specific projects the 756 million boe increase were associated with and the reasons they were identified as proved undeveloped reserves.
Rule 83 Confidential Treatment Requested for bracketed information.
We confirm to the staff that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it is the staff’s position that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Rule 83 Confidential Treatment Requested
September 15, 2011

If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 864 905 6276.
Sincerely,
/s/ Martin J. ten Brink

Martin J. ten Brink
Executive Vice President Controller

Cc:	Mr. James Murphy Division of Corporation Finance Securities and Exchange Commission

Sirimal R. Mukerjee Division of Corporation Finance Securities and Exchange Commission

Anne Nguyen Parker Branch Chief Division of Corporation Finance Securities and Exchange Commission